

January 19, 2011

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

> **Re:** **Hunt for Travel, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 7, 2011**
> **File No. 333-169802**

Dear Ms. Hunter:

We have reviewed your responses to the comments in our letter dated December 22, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Business, page 9

1. We note your disclosure on page 9 that you are seeking a media consultant. Please revise your disclosure to provide an estimate of the cost of hiring a media consultant.

2. We note your response our prior comment 3 and reissue in part. Please revise to clarify when you will complete your website and begin publishing your online newsletter. We note your disclosure on page 10 that you hope to have your website and online newsletter operational within 60 days, but you do not state whether you are counting days from the completion of the offering, the effectiveness of the registration statement, the date you hire a media consultant, or some other date. In this regard, we note your disclosure on page 10 that the completion of your website and online newsletter is tied with the rest of the social media marketing and you are "looking for a roll out in the first quarter of 2011."

3. Please revise your disclosure in the last sentence in the first paragraph on page 10 that you are talking with tour operators "to see who has the offerings appropriate for [your] clientele" to clarify that you currently have only one client.

4. We note your disclosure on page 10 that you expect to have a much better idea of the full commission scale in the second quarter of 2011. Please revise clarify as to whether you plan to begin charging 8%-10% commissions in the second quarter of 2011 or whether you will still be charging "minimal commissions." To the extent that you will not begin charging 8%-10% commissions in the second quarter of 2011, please disclose when you

intend to begin charging 8%-10% commissions of the total package prices. In addition, to the extent practicable, please provide an estimate of these "minimal commissions."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
     Gregg E. Jaclin, Esq.
     Anslow & Jaclin, LLP